:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-23329

CUSIP NUMBER 159765106

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Charles & Colvard, Ltd.
Full Name of Registrant

N/A
Former Name if Applicable

300 Perimeter Park Drive, Suite A
Address of Principal Executive Office (Street and Number)

Morrisville, NC 27560
City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Charles & Colvard, Ltd. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2008 (the “Quarterly Report”) within the prescribed time period as a result of the transition to a new team of officers and directors and the additional time required for the Company to prepare, review and accurately complete the Company’s financial statements and the Quarterly Report. This delay in the filing of the Company’s Quarterly Report could not have been avoided without unreasonable effort or expense. The Company continues to dedicate significant resources to the completion of its financial statements and the Quarterly Report and expects to file the Quarterly Report within the time period provided for by the filing of this Form 12b-25.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Dennis M. Reed	919	468-0399
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see attached explanation.

Charles & Colvard, Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	November 12, 2008	By	/s/ Dennis M. Reed
Dennis M. Reed
President & Chief Marketing Officer (Principal Executive Officer)

Explanation Referred to in Part IV, Item (3) of Form 12b-25

The Company is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations expected to be reported for the quarterly period ended September 30, 2008 will reflect significant changes from its results of operations for the quarterly period ended September 30, 2007. On November 10, 2008, the Company released its quarterly results of operations for the quarter ended September 30, 2008, which reflected a net loss of $3.1 million as compared to net income of $0.2 million for the quarter ended September 30, 2007. A copy of the press release was filed on Form 8-K dated November 10, 2008.